Streusand, Landon & Ozburn, LLP
811 Barton Springs Road, Suite 811
Austin, Texas 78704
(512) 236-9900 (telephone)
(512) 236-9904 (facsimile)

June 5, 2017

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

RE: GENPREX, INC.
      DRAFT REGISTRATION STATEMENT ON FORM S-1.

Ladies and Gentlemen:

On behalf of Genprex, Inc. (the “Registrant”), we are submitting confidentially herewith via EDGAR a Draft Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the “Draft Registration Statement”).  Exhibits to the Draft Registration Statement will be filed by amendment.

The underwriter has advised the Registrant that the proposed offering will be reviewed by representatives of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and that copies of the Draft Registration Statement are being forwarded concurrently to FINRA.

The Registrant respectfully requests that any comments on the Draft Registration Statement be furnished in the customary 30-day initial review period.

Please direct any questions or comments regarding this submission to the undersigned.  I can be reached at (512) 236-9908 and by email at ozburn@slollp.com.

Very truly yours,

STREUSAND, LANDON & OZBURN, LLP

/s/ Christopher J. Ozburn
Christopher J. Ozburn

</TEXT>
</DOCUMENT>
</SUBMISSION>